Exhibit 21.1

Subsidiaries of the Registrant

Set forth below is a list of subsidiaries of Arcturus Therapeutics Holdings Inc. (the “Registrant”) All of the subsidiaries listed below are wholly-owned subsidiaries of the Registrant and are owned directly by the Registrant.

Subsidiary	Jurisdiction of Formation
Arcturus Therapeutics, Inc.	Delaware
Arcturus Therapeutics Asia Pte. Ltd.	Singapore
Arcturus Therapeutics Europe B.V.	Netherlands

DOCPROPERTY "CUS_DocIDChunk0" US_ACTIVE\129440967\V-1